Randolf W. Katz Direct: (949) 223-7103 Fax: (949) 223-7100 rwkatz@bryancave.com IRV01/323756v1

June 29, 2006
Bryan Cave LLP
VIA EDGAR	2020 Main Street, Suite 600
Irvine, CA 92614-8226
United States Securities and Exchange Commission Attn: Raquel Howard Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Tel (949)223-7000 Fax (949)223-7100 www.bryancave.com

                  Re:    360 Global Wine Company 8-K Filed June 6, 2006
File No. 000-50092

Dear Ms. Howard:

360 Global Wine Company, a Nevada corporation (the “Company”), is in receipt of the Staff’s letter dated December 30, 2005 regarding the Staff’s review of, and comment on, the Company’s Current Report on Form 8-K. For your convenience, we have restated the Staff’s comment in bold below and have provided the Company’s response below the comment.
Chicago Hong Kong Irvine Jefferson City Kansas City Kuwait Los Angeles New York Phoenix

1.
Please revise your disclosure to identify each of the specific interim financial statement periods that should no longer be relied upon. Remove the reference to "certain" of the quarters in your 2004 and 2005 fiscal years, as the term is unclear.
Shanghai St. Louis Washington, DC

The first paragraph of Item 4.02 of the Registrant's 8-K has been deleted and replaced in full with four paragraphs in the Registrant's 8-K/A file this date.	And Bryan Cave, A Multinational Partnership, London
Please do not hesitate to contact me with any questions or comments you may have.

Very truly yours,

/s/Randolf W. Katz

Randolf W. Katz

RWK/dlp

Enclosure
cc: client